SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Verona Pharma plc

(Name of Issuer)

Ordinary shares, nominal value £0.05 per share

(Title of Class of Securities)

925050106**

(CUSIP Number)

August 9, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

**	The CUSIP number is for the American Depositary Shares that trade on the NASDAQ Global Market, each representing eight ordinary shares. No CUSIP number has been assigned to the ordinary shares.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of the section of the Act but shall be subject to all other provisions of that Act (however, see the Notes).

CUSIP No. 925050106

1.	NAMES OF REPORTING PERSONS AI Biotechnology LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY:
4.	CITIZENSHIP OR PLACE OF ORGANIZATION: State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER: 0
	6.	SHARED VOTING POWER: 51,111,648
	7.	SOLE DISPOSITIVE POWER: 0
	8.	SHARED DISPOSITIVE POWER: 51,111,648

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 51,111,648
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 10.48%(1)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO (Limited Liability Company)

(1)

Based on 487,633,374 of the Issuer’s ordinary shares outstanding as of August 3, 2022, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on August 9, 2022.

CUSIP No. 925050106

1.	NAMES OF REPORTING PERSONS Access Industries Holdings LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY:
4.	CITIZENSHIP OR PLACE OF ORGANIZATION: State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER: 0
	6.	SHARED VOTING POWER: 51,111,648
	7.	SOLE DISPOSITIVE POWER: 0
	8.	SHARED DISPOSITIVE POWER: 51,111,648

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 51,111,648
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 10.48%(1)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO (Limited Liability Company)

(1)	Based on 487,633,374 of the Issuer’s ordinary shares outstanding as of August 3, 2022, as reported in the Issuer’s Form 10-Q filed with the SEC on August 9, 2022.

CUSIP No. 925050106

1.	NAMES OF REPORTING PERSONS Access Industries Management, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY:
4.	CITIZENSHIP OR PLACE OF ORGANIZATION: State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER: 0
	6.	SHARED VOTING POWER: 51,111,648
	7.	SOLE DISPOSITIVE POWER: 0
	8.	SHARED DISPOSITIVE POWER: 51,111,648

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 51,111,648
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 10.48%(1)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO (Limited Liability Company)

(1)	Based on 487,633,374 of the Issuer’s ordinary shares outstanding as of August 3, 2022, as reported in the Issuer’s Form 10-Q filed with the SEC on August 9, 2022.

CUSIP No. 925050106

1.	NAMES OF REPORTING PERSONS Len Blavatnik
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY:
4.	CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER: 0
	6.	SHARED VOTING POWER: 51,111,648
	7.	SOLE DISPOSITIVE POWER: 0
	8.	SHARED DISPOSITIVE POWER: 51,111,648

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 51,111,648
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 10.48%(1)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

(1)	Based on 487,633,374 of the Issuer’s ordinary shares outstanding as of August 3, 2022, as reported in the Issuer’s Form 10-Q filed with the SEC on August 9, 2022.

CUSIP No. 925050106

Schedule 13G

Item 1.

(a)	Name of Issuer:

Verona Pharma plc (the “Issuer”).

(b)	Address of Issuer’s Principal Executive Offices:

3 More London Riverside

London SE1 2RE

United Kingdom

Item 2.

(a)	Name of Person Filing:

This filing is being made on behalf of (collectively, the “Access Filers”):

AI Biotechnology LLC

Access Industries Holdings LLC

Access Industries Management, LLC

Len Blavatnik

(b)	Address of Principal Business Office or, if none, Residence:

The principal business office of each reporting person is c/o Access Industries, Inc., 40 West 57th Street, 28th Floor, New York, NY 10019.

(c)	Citizenship:

Each of AI Biotechnology LLC, Access Industries Holdings LLC and Access Industries Management, LLC is a limited liability company organized under the laws of the State of Delaware.

Mr. Blavatnik is a citizen of the United States of America.

(d)	Title of Class of Securities:

Ordinary shares, nominal value £0.05 per share (“Ordinary Shares”).

(e)	CUSIP Number:

925050106

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b) (1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b) (1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b) (1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

Not Applicable.

Item 4.	Ownership

(a-c)

The ownership information presented below represents beneficial ownership of the Ordinary Shares of the Issuer based on 487,633,374 of the Issuer’s Ordinary Shares outstanding as of August 3, 2022, as reported in the Issuer’s Form 10-Q filed with the SEC on August 9, 2022.

Reporting Person	Amount beneficially owned:	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
AI Biotechnology LLC	51,111,648	10.48%	0	51,111,648	0	51,111,648
Access Industries Holdings LLC	51,111,648	10.48%	0	51,111,648	0	51,111,648
Access Industries Management, LLC	51,111,648	10.48%	0	51,111,648	0	51,111,648
Len Blavatnik	51,111,648	10.48%	0	51,111,648	0	51,111,648

Each of Access Industries Holdings LLC, Access Industries Management, LLC and Len Blavatnik may be deemed to beneficially own the Issuer’s Ordinary Shares beneficially owned by AI Biotechnology LLC, a subsidiary in a multi-tier corporate structure of which Access Industries Holdings LLC is the parent holding company and is ultimately managed by Access Industries Management, LLC and controlled by Mr. Blavatnik.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]:

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 10, 2022

AI BIOTECHNOLOGY LLC

By: Access Industries Management, LLC, its Manager

/s/ Alejandro Moreno
Name: Alejandro Moreno
Title: Executive Vice President

ACCESS INDUSTRIES HOLDINGS LLC

By: Access Industries Management, LLC, its Manager

/s/ Alejandro Moreno
Name: Alejandro Moreno
Title: Executive Vice President

ACCESS INDUSTRIES MANAGEMENT, LLC

/s/ Alejandro Moreno
Name: Alejandro Moreno
Title: Executive Vice President

*
Name: Len Blavatnik

*

The undersigned, by signing his name hereto, executes this Schedule 13G pursuant to the Power of Attorney executed on behalf of Mr. Blavatnik (filed as Exhibit 99.2 to his Schedule 13G related to the common stock of Pandion Therapeutics, Inc. filed on July 24, 2020).

By:	/s/ Alejandro Moreno
Name:	Alejandro Moreno
Attorney-in-Fact

JOINT FILING AGREEMENT

The undersigned agree that this Schedule 13G dated August 10, 2022 relating to the Ordinary shares, nominal value £0.05 per share, of Verona Pharma plc, shall be filed on behalf of the undersigned.

Date: August 10, 2022

AI BIOTECHNOLOGY LLC

By: Access Industries Management, LLC, its Manager

/s/ Alejandro Moreno
Name: Alejandro Moreno
Title: Executive Vice President

ACCESS INDUSTRIES HOLDINGS LLC

By: Access Industries Management, LLC, its Manager

/s/ Alejandro Moreno
Name: Alejandro Moreno
Title: Executive Vice President

ACCESS INDUSTRIES MANAGEMENT, LLC

/s/ Alejandro Moreno
Name: Alejandro Moreno
Title: Executive Vice President

*_______________________
Name: Len Blavatnik

*

The undersigned, by signing his name hereto, executes this Joint Filing Agreement pursuant to the Power of Attorney executed on behalf of Mr. Blavatnik (filed as Exhibit 99.2 to his Schedule 13G related to the common stock of Pandion Therapeutics, Inc. filed on July 24, 2020).

By:	/s/ Alejandro Moreno
Name:	Alejandro Moreno
Attorney-in-Fact